T. Rowe Price Realty Income Fund I, A No-Load Limited Partnership

          Amended and Restated Agreement of Limited Partnership

                    Section 4.2. Distributions of Sale or Financing Proceeds. All Sale or Financing Proceeds shall be paid or distributed quarterly, to the extent available (within 60 days following the close of the fiscal quarter during which the Sale or Financing Proceeds are received by the Partnership or more frequently in the discretion of the General Partners) in the following priority:

                    (i)  First, 4% to the General Partners;

                    (ii) Second, to the Limited Partners as a class, an amount equal to the sum of their Adjusted Capital Contributions;

                    (iii)Third, to the Limited Partners as a class, an amount equal to:

                         (a) the sum of the amounts by which Cash Available for Distribution distributed to them pursuant to
          Section 4.1 was less than an amount sufficient to provide a 6% cumulative non-compounded annual return on the average of their Adjusted Capital Contributions (and for the purposes of Cash Available for Distribution for any fiscal quarter were in excess of 6% per annum shall be credited to reduce any deficiency for any other fiscal quarter), computed for each Limited Partner from and after the end of the fiscal quarter in which the Partnership receives the Limited Partners' Capital Contribution, less

                         (b) the sum of all distributions of Sale or Financing Proceeds previously made to them pursuant to this
          Section 4.2(iii).

                    (iv) Fourth, to the General Partners or their Affiliates the amounts representing the unpaid real estate brokerage commissions earned on the sale of Properties but deferred in accordance with Section 5.2A(ix) (to the extent the General Partners or their Affiliates have not previously received such amounts with respect to any previously Sold Properties pursuant to this Section 4.2(iv)). Any amounts distributed to the General Partners under this Section 4.2(iv) shall be treated as an expense of the Partnership;

                    (v) Fifth, to the Limited Partners as a class, the amount necessary to increase the cumulative annual return referred to in Section 4.2(iii) from 6% to 10%, determined in the same manner as provided in Section 4.2(iii); and

                    (vi) Sixth, the balance, 85% to the Limited Partners as a class and 15% to the General Partners as a class.











                    Notwithstanding the other provisions of this Section 4.2, in the event of a Terminating Transaction the assets of the Partnership (including any Sale or Financing Proceeds from the
          Terminating Transaction) remaining, after payment of all liabilities of the Partnership and funding any Reserves deemed reasonable by the General Partners, shall be distributed to the Partners in accordance with their respective Capital Account balances, determined after all allocations pursuant to Sections 4.3, 4.4, 4.5, and 4.6 and all prior distributions pursuant to Sections 4.1 and 4.2 have been made.